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                                                                   EXHIBIT 3.1
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                          K-V PHARMACEUTICAL COMPANY

                             AMENDMENT OF BY-LAWS

ADOPTED BY THE BOARD OF DIRECTORS ON MARCH 26, 2008

                  WHEREAS, the By-laws of K-V Pharmaceutical Company (the "Company"), as currently in effect, provide for a Board of Directors consisting of nine persons; and

                  WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company to amend the By-laws to provide that the number of directors that constitute the Board of Directors shall be no fewer than three nor more than 12 directors as determined by the Board of Directors from time to time.

                  NOW THEREFORE, BE IT RESOLVED, that Article III, Section 1 of the By-laws of the Company be, and it hereby is, amended to read in its entirety:

                  Section 1. The number of directors which shall constitute the whole board of directors shall be determined by resolution of the board of directors from time to time, provided such number of directors shall not be less than three (3) nor more than twelve (12). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until such director's successor is elected and qualified. Directors need not be stockholders.